September 17, 2009

DIRECT DIAL: 212-451-2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jan Woo, Esq.

Re:	Adaptec, Inc.
Preliminary Consent Statement on Schedule 14A
Filed September 4, 2009 by Steel Partners II, L.P., et al.
Additional Soliciting Material
Filed September 14, 2009
File No. 000-15071

Dear Ms. Woo:

We acknowledge receipt of the letter of comment dated September 15, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matters.  We have reviewed the Comment Letter with Steel Partners II, L.P. (“Steel Partners”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Revised Preliminary Consent Statement on Schedule 14A filed on the date hereof (the “Consent Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Consent Statement.  Our responses are numbered to correspond to your comments.

Schedule 14A

General

1.
Please provide us with supplemental material that indicates that Steel Partners delivered its signed written consent to Adaptec on September 4, 2009.  We note disclosure in the Company’s preliminary proxy statement indicating a date of September 3, 2009.

The Consent Statement has been revised in response to this comment to state that Steel Partners’ signed written consent was delivered to the Company on September 3, 2009.  See pages 2 and 16 of the Consent Statement.

September 17, 2009

2.
We note that you have made statements in your proxy statement and in your soliciting material that appear to directly or indirectly impugn the character, integrity or personal reputation of Adaptec’s Legacy Directors, or makes charges of illegal, improper or immoral conduct without adequate factual foundation.  The following problematic statements are representative of those that appear in your filing:

•
“Given the Company’s poor financial performance and the recent history of ill-conceived acquisitions, we do not believe Mr. Sundaresh should be permitted to conduct further speculative acquisitions while stockholder value continues to erode and the current operations lose money.”

•	“The actions taken last week by the Legacy Directors violate the most basic principles of corporate governance and only serve to disenfranchise stockholders and entrench the Legacy Directors.”

•	“Specifically, we are referring to the disenfranchisement and entrenchment scheme plotted and carried out by [the Legacy Directors].”

•	The Legacy Directors “displayed little, if any, concern for the best interest of the Company’s stockholders.”

•
“The scheme, which we believe was devised in private sessions that excluded four directors, appears to have been designed to preserve Mr. Sundaresh in his position as CEO despite his recent serious performance issues and to entrench the Legacy Directors, who have overseen the destruction of significant stockholder value over the years and have displayed little, if any, concern for the best interests of the Company’s stockholders…”

Please do not use these or similar statements without providing a proper factual foundation for the statements.  In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.  Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express.  Please refer to Note (b) to Rule 14a-9.

We acknowledge your comments.  The Consent Statement has been revised with respect to the statement “Given the Company’s poor financial performance and the recent history of ill-conceived acquisitions, we do not believe Mr. Sundaresh should be permitted to conduct further speculative acquisitions while stockholder value continues to erode and the current operations lose money.”  See page 2 of the Letter to Stockholders.

The Consent Statement has been revised with respect to the statement “The actions taken last week by the Legacy Directors violate the most basic principles of corporate governance and only serve to disenfranchise stockholders and entrench the Legacy Directors” and the statement “Specifically, we are referring to the disenfranchisement and entrenchment scheme plotted and carried out by [the Legacy Directors].”  See page 2 of the Letter to Stockholders.

September 17, 2009

The Consent Statement has been revised to remove the statement that “The Legacy Directors ‘displayed little, if any, concern for the best interest of the Company’s stockholders.’”  See page 1 of the Letter to Stockholders.

The Consent Statement has been revised with respect to the statement “The scheme, which we believe was devised in private sessions that excluded four directors, appears to have been designed to preserve Mr. Sundaresh in his position as CEO despite his recent serious performance issues and to entrench the Legacy Directors, who have overseen the destruction of significant stockholder value over the years and have displayed little, if any, concern for the best interests of the Company’s stockholders…”  See page 1 of the Letter to Stockholders.

3.
See our last comment above.  Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Further, refrain from making any insupportable statements.  Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

•
“We believe that the Legacy Directors may have taken these actions to pave the way for the Company to make a large acquisition utilizing a significant portion of the Company’s cash on hand” and eliminate “Mr. Howard’s ability as Chairman to call a special meeting of the Company’s stockholders.

•	“During the past seven years, the Company has made acquisitions that have resulted in write-offs in excess of approximately $220 million.”

•	“The Company’s acquisition strategy has resulted in significant deterioration to stockholder value.”

•	Joe Kennedy was “dismissed as the Chief Executive Officer of Omneon, Inc.”

We acknowledge your comments.  The Consent Statement has been revised with respect to the statement “We believe that the Legacy Directors may have taken these actions to pave the way for the Company to make a large acquisition utilizing a significant portion of the Company’s cash on hand” and eliminate “Mr. Howard’s ability as Chairman to call a special meeting of the Company’s stockholders.”  See page 2 of the Letter to Stockholders and page 10 of the Consent Statement.

September 17, 2009

With respect to the statement that “During the past seven years, the Company has made acquisitions that have resulted in write-offs in excess of approximately $220 million” we note the following:

•	In fiscal 2002, the Company recorded an impairment charge of $69.0 million to reduce goodwill related to its acquisition of Distributed Processing Technology Corporation.

•
In fiscal 2005, the Company recorded a goodwill impairment charge of $52.3 million related to its former Channel segment.  According to the Company, factors that led to this write-off included increased costs related to acquisitions and business alliances that occurred in fiscal 2005.

•	In fiscal 2006, the Company recorded asset impairment charges of $10.0 million related to certain acquisition-related intangible assets for the Snap Server portion of its systems business.

•
In fiscal 2006, the Company recorded a goodwill impairment charge of $90.6 million related to its DPS segment.  The Company’s DPS segment included, among other products, the i/p Series RAID component business line which was acquired from IBM in fiscal 2005.

•	In fiscal 2007, the Company recorded an impairment charge of $13.2 million on intangible assets related to its decision to retain and operate the Snap Systems portion of its systems business.

•	In fiscal 2009, the Company recorded an impairment charge of $16.9 million to write-off goodwill in connection with its acquisition of Aristos.

•	The total value of these write-offs is in excess of $220 million.

The Consent Statement has been revised to remove the statement that “The Company’s acquisition strategy has resulted in significant deterioration to stockholder value.”  See page 10 of the Consent Statement.

The Consent Statement has been revised with respect to the statement “Joe Kennedy was “dismissed as the Chief Executive Officer of Omneon, Inc.”  See page 2 of the Letter to Stockholders and page 8 of the Consent Statement.

Why are we soliciting your consent? page 5

4.
Please explain your statement that you “are not seeking to increase SP II’s influence or exert control over the Board.”  We note that your proposals could increase the influence and control over the Board with the reduction of the size of the Board and the removal of the two current directors.

The Consent Statement has been revised in response to this comment to clarify Steel Partners’ intentions.  See page 6 of the Consent Statement.

September 17, 2009

5.	Explain how Steel Partners plans “to maximize the value of the Common Stock for all stockholders” as you state as one of your goals on page 8.

The Consent Statement has been revised in response to this comment to include Steel Partners’ plans to maximize the value of the Common Stock for all stockholders.  See page 2 of the Letter to Stockholders and page 9 of the Consent Statement.

Reasons for our solicitation, page 8

6.
Please expand on the background description of the contacts between Steel Partners and Adaptec leading up to this solicitation.  We note your disclosure that you informed the Legacy Directors that you would be willing to cease this consent solicitation if the Board were to amend the advance notice provisions in the Company’s Bylaws to allow you to nominate directors for the upcoming 2009 Annual Meeting and to agree that any acquisition by the Company for a purchase price in excess of $100 million would be put to a stockholder vote.  You should describe whether the Company’s board of directors responded to contacts made by Steel Partners and if material, the specifics of any discussion between the parties.

The Consent Statement has been revised in response to this comment to provide further information concerning Steel Partners’ efforts to settle this contest and concerning contacts between Steel Partners and the Board.  See page 3 of the Letter to Stockholders.

7.
Please clarify your statement that the “recent actions taken by the Legacy Directors clearly undermine the settlement agreement that SP II entered into with the Company in December 2007, pursuant to which three new directors joined the Adaptec Board.”  We note that the Settlement Agreement between Adaptec and Steel Partners terminated immediately following the 2007 Annual Meeting, except as to specific provisions in the Settlement Agreement.  Explain why the failure to re-nominate the directors elected as part of the Settlement Agreement would violate that Agreement at this time.  What does the Agreement provide in this regard.  Further, explain why you believe the Company will not re-nominate two of the three directors elected as part of the Settlement Agreement.  It appears that the Company has not yet filed their proxy statement nominating any directors.

We acknowledge your comment.  On a supplemental basis we note that the disclosure does not state that the Company legally violated the terms Settlement Agreement.  Rather the disclosure is meant to imply that the Company’s actions violated the spirit of the Settlement Agreement.  The Consent Statement has been revised to clarify this point.  See page 2 of the Letter to Stockholders and page 9 of the Consent Statement.

With respect to Steel Partners’ belief that the Company will not re-nominate two of the three directors elected as part of the Settlement Agreement, the Consent Statement has been revised to clarify why Steel Partners believes the Company will not re-nominate two of the three directors elected as part of the Settlement Agreement.  See page 2 of the Letter to Stockholders and page 8 of the Consent Statement.

September 17, 2009

8.
You state that the “Company’s acquisition strategy has resulted in significant deterioration to stockholder value” and cite as an example the Company’s acquisition of Aristos Logic Corporation which you state “ultimately proved a financial failure with the Company recording an impairment charge of $16.9 million in connection with it.”  Please provide support for the statement that the acquisition was a “financial failure,” clarify whether any of the non-Legacy Directors voted for the transaction and describe any concerns that were voiced by those directors during the deliberations.

The Consent Statement has been revised in response to this comment to remove the statement that the acquisition was a “financial failure.”  Additionally, the Consent Statement has been revised to clarify whether any of the non-Legacy Directors voted for the transaction and to include any concerns that were voiced by those directors during the deliberations.  See page 10 of the Consent Statement.

9.
Please discuss the provisions in the Company’s Bylaws that prohibited Joseph Kennedy from casting “the deciding vote electing himself to this newly created position in direct violation of the Company’s Bylaws.”  Further, discuss the provisions in the Company’s Bylaws that allow the Nominating and Governance and Compensation Committees to conduct a vote for Chairman.

The Consent Statement has been revised in response to this comment to remove this statement.  See page 9 of the Consent Statement.

10.
You state the Board replaced “Jack Howard as Chairman of the Board (a non-executive position)” with Joseph Kennedy in a “position in which he would function as an ‘executive’ Chairman.”  We note that the Form 8-K filed on September 8, 2009 by Adaptec states that “Mr. Kennedy’s role is consultative and advisory and on behalf of the Board in its oversight role, not executive.”  Please provide support for your statement, or revise.

We acknowledge your comment.  On a supplemental basis we note that Mr. Kennedy was elected as executive chairman at the August 27, 2009 board meeting.  The term used to describe Mr. Kennedy’s position when it was presented to the Board for a vote was “executive” chairman.  In fact, we received a letter from Mr. Kennedy on September 14, 2009, acknowledging that the term “executive” was used at the August 27th Board meeting in describing Mr. Kennedy’s position.  We believe that the duties of the executive chairman were only then subsequently revised following objections made by certain members of the Board, including representatives of Steel Partners.  Accordingly, we believe the disclosure in the 8-K does not accurately describe Mr. Kennedy’s position as it was presented to and approved by the Board and that Mr. Kennedy’s role, as it was presented to the Board, is described accurately in the Consent Statement.

September 17, 2009

11.
Please clarify your statement that certain members of the Board engaged in a “unilateral” action that excluded four directors.  Explain whether the four directors were present during the Board meeting on August 27, 2009.  We note your statement in the letter to shareholders that these actions were taken during a meeting of the full Board of Directors and that the non-Legacy Directors requested to put the Chairman vote off for a few days.  Further, clarify your references to a “stockholder representative” and discuss how this representative differs from the other members of the Board who owe fiduciary duties to the Company.

The Consent Statement has been revised in response to this comment.  See page 1 of the Letter to Stockholders and page 8 of the Consent Statement.

Proposal 1 - The Bylaw Restoration Proposal, page 11

12.
Please expand your disclosure to provide an illustration of how the current Board could amend the Company’s bylaws to “limit,” “modify,” or “diminish” the effect of record holders’ consent to the removal of Subramanian Sundaresh and Robert J. Loarie as members of the Board.

The Consent Statement has been revised in response to this comment.  See page 11 of the Consent Statement.

Proposal 2 - The Removal Proposal, page 12

13.
Please explain why you have selected Subramanian Sundaresh and Robert J. Loarie for removal from Adaptec’s board.  We note your statements regarding the actions by the Company’s five Legacy Directors.  Revise to discuss why you are seeking to remove only two of the five Legacy Directors who are currently on the board.

The Consent Statement has been revised in response to this comment to explain why Messrs. Sundaresh and Loarie were selected for removal from the Board and why Steel Partners is seeking to remove only two of the five Legacy Directors.  See page 13 of the Consent Statement.

14.
Please revise the description of the proposal to make clear that security holders may adopt this proposal in part and elect to remove one current director without removing the other director identified in this proposal.

The Consent Statement has been revised to state that security holders may adopt this proposal in part and elect to remove one current director without removing the other director identified in this proposal.  See page 13 of the Consent Statement.

September 17, 2009

Proposal 3 - Authorized Director Proposal, page 13

15.	Please revise your disclosure to include a discussion of both the positive and negative potential effects of the Authorized Director Proposal on existing security holders of the Company.

The Consent Statement has been revised in response to this comment to discuss the positive and negative potential effects of the Authorized Director Proposal.  See page 14 of the Consent Statement.

16.
Disclosure on this page and elsewhere indicates that “[i]f either Mr. Sundaresh or Mr. Loarie is not removed pursuant to the Removal Proposal, then the size of the Board will remain at nine (9).”  It would appear that Board size would remain at nine if both Mr. Sundaresh and Mr. Loarie were removed, and would drop to eight if either Mr. Sundaresh or Mr. Loarie were removed.  Please revise the disclosure here and throughout the proxy statement to clarify.

We acknowledge your comment.  On a supplemental basis we note that in accordance with Section 2.1 of the Amended and Restated Bylaws of the Company, which are attached hereto as Exhibit A, the size of the Board is currently set at nine and may be changed from time to time by amendment of the Bylaws.  It is Steel Partners’ intention to have stockholders consent to amend the Bylaws to set the size of the Board at seven only if both Mr. Sundaresh and Mr. Loarie are removed by stockholders.  If either, but not both, of Mr. Sundaresh or Mr. Loarie is removed, then the size of the Board will remain at nine with a vacancy because only eight directors will be serving on the Board.

Procedural Instructions, page 16

17.
You state that shareholders may withhold their consent with respect to any of the proposals on the enclosed white consent card by marking the “DOES NOT CONSENT” box, but we note that there is not such option on the proxy card and these instructions differ from the “special instructions” on page 19.  Please revise.

The Consent Statement has been revised to conform these instructions with the “special instructions” on page 19.  See page 17 of the Consent Statement.

Solicitation of Consents, page 17

18.
We note your disclosure that consents may be solicited “by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.”  Please also tell us whether the Company plans to solicit via Internet chat rooms, and if so, tell us which websites it plans to utilize.  Please confirm that Steel Partners will not include a form of proxy card on any Internet web site until it has filed a definitive proxy statement.

Steel Partners does not currently expect to solicit proxies via Internet chat rooms.  We will advise you if Steel Partners makes a determination to the contrary at a future date.  Steel Partners confirms that it will not include a form of proxy card on any Internet web site until it has filed a definitive proxy statement.

September 17, 2009

19.
Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Steel Partners confirms its understanding that all written soliciting materials, including any e-mails or scripts that may be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

Section 16(a) Beneficial Ownership Reporting Compliance, page 17

20.
You state that “SP II believes that all of the Section 16(a) filing requirements were satisfied by the members of the Group.”  We note that Steel Partners did not satisfy the Section 16(a) filing requirement when it filed a late Form 4 on October 1, 2008 reporting a transaction that took place on September 23, 2008.  Please revise.

The Consent Statement has been revised to state that Steel Partners did not satisfy the Section 16(a) filing requirement by filing a late Form 4 on October 1, 2008 reporting a transaction that took place on September 23, 2008.  See page 18 of the Consent Statement.

Form of Proxy Card

21.
 Please revise the proxy card to state in boldface type that the solicitation is being made by Steel Partners II, L.P., Steel Partners Holdings L.P., Steel Partners LLC, Steel Partners II GP LLC, Warren G. Lichtenstein, Jack L. Howard, and John J. Quicke.

The form of proxy has been revised to state in boldface type that the solicitation is being made by Steel Partners II, L.P., Steel Partners Holdings L.P., Steel Partners LLC, Steel Partners II GP LLC, Warren G. Lichtenstein, Jack L. Howard, and John J. Quicke.  See the Form of Proxy Card.

22.
See our comment above.  You state on the proxy card and in the proxy statement that Proposal 3 is conditioned “in part” upon the effectiveness of Proposal 2.  Clearly describe the effect if only one of Messrs. Loarie or Sundaresh is removed but not the other.  Will the conditional element of Proposal 3 be satisfied under those circumstances?  It seems so, but we believe the disclosure is not clear on this point and should be revised both on the card and in the proxy statement.

We acknowledge your comment.  On a supplemental basis we note that the size of the Board is currently set at nine and may be changed from time to time by amendment of the Bylaws.  It is Steel Partners intention to have stockholders consent to amend the Bylaws to set the size of the Board at seven only if both Mr. Sundaresh and Mr. Loarie are removed by stockholders.  If either, but not both of, Mr. Sundaresh or Mr. Loarie is removed, then the size of the Board will remain at nine, but there will be a vacancy because only eight directors will be serving on the Board.  The form of proxy has been revised to clarify this point.  See the Form of Proxy Card.

September 17, 2009

Schedule II

23.
Please update Schedule II to reflect any recent transactions.  We note that Steel Partners II L.P. reported in a form 4 filed on September 10, 2009 that it acquired shares of common stock on September 8, 2009.

Schedule II has been updated to include transactions in the common stock by the Participants since the initial filing of the Consent Solicitation.  See Schedule II of the Consent Statement.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:	Warren Lichtenstein
Jack Howard

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary consent statement on Schedule 14A (the “Consent Statement”) filed by the undersigned on September 17, 2009, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Consent Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Consent Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Consent Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated: September 17, 2009	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Manager

STEEL PARTNERS II GP LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Jack L. Howard
JACK L. HOWARD

/s/ John J. Quicke
JOHN J. QUICKE

EXHIBIT A

AMENDED AND RESTATED BYLAWS

OF

ADAPTEC, INC.

(a Delaware corporation)

Amended Through May 6, 2009

i

TABLE OF CONTENTS
(continued)

ii

TABLE OF CONTENTS
(continued)

		Page
ARTICLE IX	AMENDMENT	17
Section 9.1.	Amendments	17

iii

AMENDED AND RESTATED BYLAWS

OF

ADAPTEC, INC.

(a Delaware corporation)

ARTICLE I
STOCKHOLDERS

Section 1.1.   Annual Meetings. Unless directors are elected by written consent in lieu of an annual meeting as permitted by Section 211 of the Delaware General Corporation Law, an annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors shall each year fix. The meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board of Directors in its sole discretion may determine. Any other proper business may be transacted at the annual meeting.

Section 1.2.   Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, and shall be called upon the request of the Chairperson of the Board of Directors, the Chief Executive Officer (and if the Corporation does not have a Chief Executive Officer, the President), or by a majority of the members of the Board of Directors. Special meetings may not be called by any other person or persons.

Section 1.3.   Notice of Meetings. Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by law (including, without limitation, as set forth in Section 7.1(b) of these Bylaws) stating the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation of the Corporation, such notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Section 1.4.   Adjournments. The chairperson of the meeting shall have the power to adjourn the meeting to another time, date and place (if any). Any meeting of stockholders may adjourn from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, then a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting. The Board of Directors may postpone or reschedule any previously scheduled special or annual meeting of stockholders, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.

Section 1.5.   Quorum. At each meeting of stockholders the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, unless otherwise required by applicable law. If a quorum shall fail to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting. Shares of the Corporation’s stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation) shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum.

Section 1.6.   Organization. Meetings of stockholders shall be presided over by such person as the Board of Directors may designate, or, in the absence of such a person, the Chairperson of the Board of Directors, or, in the absence of such person, the President of the Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting. Such person shall be chairperson of the meeting and, subject to Section 1.11 hereof, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The Secretary of the Corporation shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7.   Voting; Proxies. Unless otherwise provided by law or the Certificate of Incorporation of the Corporation, and subject to the provisions of Section 1.8 of these Bylaws, each stockholder shall be entitled to one (1) vote for each share of stock held by such stockholder. Each stockholder entitled to vote at a meeting of stockholders, or to take corporate action by written consent without a meeting, may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Elections of directors and other voting at meetings of stockholders need not be by written ballot unless demand is so made by any stockholder at the meeting before voting begins or the Chair of the meeting so elects. If a vote is to be taken by written ballot, then each such ballot shall state the name of the stockholder or proxy voting and such other information as the chairperson of the meeting deems appropriate and, if authorized by the Board of Directors, the ballot may be submitted by electronic transmission in the manner provided by law. The required vote for the election of directors shall be as set forth in Section 2.1 of these Bylaws. Unless otherwise provided by applicable law, the Certificate of Incorporation of the Corporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the shares of stock entitled to vote thereon that are present in person or represented by proxy at the meeting and are voted for or against the matter.

Section 1.8.   Fixing Date for Determination of Stockholders of Record.

a.
Generally. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to take corporate action by written consent without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action (other than action by written consent). If no record date is fixed by the Board of Directors, then the record date shall be as provided by applicable law. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

b.
Stockholder Request for Action by Written Consent. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice to the Secretary of the Corporation signed by such stockholder, request the Board of Directors to fix a record date for such consent. Such request shall include a brief description of the action proposed to be taken. Unless the Board of Directors has previously fixed a record date with respect to the proposed action to be taken by written consent, the Board of Directors shall, within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. Such record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors within ten (10) days after the date on which such a request is received, then the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation as provided in Section 1.10(b) of these Bylaws. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, then the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

Section 1.9.   List of Stockholders Entitled to Vote. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network as permitted by law (provided that the information required to gain access to the list is provided with the notice of the meeting) or during ordinary business hours at the principal place of business of the Corporation. If the meeting is held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting.

Section 1.10.   Action By Written Consent of Stockholders.

a.
Procedure. Unless otherwise provided by the Certificate of Incorporation, and except as set forth in Section 1.8(b) above, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed in the manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the Corporation as provided in subsection (b) below. No written consent shall be effective to take the action set forth therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner provided above, written consents signed by a sufficient number of stockholders to take the action set forth therein are delivered to the Corporation in the manner provided above.

b.
Form of Consent. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors of the Corporation.`

c.
Notice of Consent. Prompt notice of the taking of corporate action by stockholders without a meeting by less than unanimous written consent of the stockholders shall be given to those stockholders who have not consented thereto in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as required by law. In the case of a Certificate Action (as defined below), if the Delaware General Corporation Law so requires, such notice shall be given prior to filing of the certificate in question. If the action which is consented to requires the filing of a certificate under the Delaware General Corporation Law (a “Certificate Action”), then if the Delaware General Corporation Law so requires, the certificate so filed shall state that written stockholder consent has been given in accordance with Section 228 of the Delaware General Corporation Law and that written notice of the taking of corporate action by stockholders without a meeting as described herein has been given as provided in such section.

Section 1.11.   Inspectors of Elections.

a.
Applicability. Unless otherwise provided in the Certificate of Incorporation of the Corporation or required by the Delaware General Corporation Law, the following provisions of this Section 1.11 shall apply only if and when the Corporation has a class of voting stock that is: (i) listed on a national securities exchange; (ii) authorized for quotation on an automated interdealer quotation system of a registered national securities association; or (iii) held of record by more than 2,000 stockholders; in all other cases, observance of the provisions of this Section 1.11 shall be optional, and at the discretion of the Corporation.

b.
Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

c.
Inspector’s Oath. Each inspector of election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability.

d.
Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (i) ascertain the number of shares outstanding and the voting power of each share, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

e.
Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the chairperson of the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

f.
Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies in accordance with Section 212(c)(2) of the Delaware General Corporation Law, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.11 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

Section 1.12.   Notice of Stockholder Business; Nominations.

a.	Annual Meeting of Stockholders.

i.
Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders shall be made at an annual meeting of stockholders (A) pursuant to the Corporation’s proxy materials with respect to such meeting, (B) by or at the direction of the Board of Directors or (C) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.12, who is entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 1.12. For the avoidance of doubt, the foregoing clause (C) shall be the exclusive means for a stockholder to make nominations or propose business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)) at an annual meeting of stockholders.

ii.
For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of subparagraph (a)(i) of this Section 1.12, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the seventy-fifth (75th) day nor earlier than the close of business on the one hundred and fifth (105th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not  earlier than the close of business on the one hundred and fifth (105th) day prior to such annual meeting and not later than the close of business on the later of the seventy-fifth (75th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. Such stockholder’s notice shall set forth: (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors, or would be otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected and a statement whether such person, if elected, intends to tender a director resignation, which would be revocable only with the approval of the Board of Directors and which resignation would be effective upon the earlier of (i) Board acceptance of the resignation following such person’s failure to receive a sufficient number of votes for re-election at any meeting of the stockholders of the Corporation at which such person’s seat on the Board is subject to election or (ii) the 90th day after certification of the election results evidencing such failure to be re-elected, in accordance with the Corporation’s Corporate Governance Principles, provided, however, prior to the effectiveness of such resignation the Board may reject such resignation and permit such person to withdraw such resignation; (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (1) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, and (2) the class and number of shares of the Corporation that are owned beneficially and held of record by such stockholder and such beneficial owner.

iii.
Notwithstanding anything in the second sentence of subparagraph (a)(ii) of this Section 1.12 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least seventy five (75) days prior to the first anniversary of the preceding year’s annual meeting (or, if the annual meeting is held more than thirty (30) days before or sixty (60) days after such anniversary date, at least seventy five (75) days prior to such annual meeting), a stockholder’s notice required by this Section 1.12 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

b.
Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of such meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of such meeting (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record  at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 1.12. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice that would be required by subparagraph (a)(ii) of this Section 1.12 for an annual meeting is delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the one hundred fifth (105th) day prior to such special meeting and not later than the close of business on the later of the seventy fifth (75th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

c.	General.

i.
Only such persons who are nominated in accordance with the procedures set forth in this Section 1.12 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.12. Except as otherwise provided by law or these Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.12 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded.

ii.
For purposes of this Section 1.12, the term “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to section 13, 14 or 15(d) of the Exchange Act.

iii.
Notwithstanding the foregoing provisions of this Section 1.12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.12 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Section 1.13.   Repricing of Stock Options.

The Corporation shall not reprice to a lower exercise price any issued and outstanding stock option granted to any employee, consultant or director of the Corporation at any time during the term of such option (other than adjustments for stock splits, stock dividends, recapitalizations and the like events as provided for in the documents governing the grant), without the prior approval of the Corporation’s stockholders. This section may be repealed, modified or amended only by the affirmative vote of the holders of a majority of the Corporation’s outstanding stock.

ARTICLE II
BOARD OF DIRECTORS

Section 2.1.   Number; Qualifications Election by Stockholders. The Board of Directors shall consist of one or more members. The number of authorized directors shall be nine (9), provided, however the number of authorized directors may be changed from time to time by amendment of these Bylaws. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation. Except as provided in Section 2.2 of this Article, each nominee for director shall be elected director by the affirmative vote of the majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Article I, Section 1.12 of these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the stockholders. For purposes of this Section, election by “the affirmative vote of the majority of the votes cast” means the votes cast “for” a nominee’s election must exceed the votes cast “against” that nominee’s election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Section 2.2.   Term; Resignation; Removal; Vacancies. Each director shall hold office until the next annual meeting of stockholders and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal. Any director may resign at any time upon notice to the Corporation given in writing or by electronic transmission. Subject to the rights of the holders of any series of Preferred Stock, no director may be removed except by the holders of a majority of the voting power of the shares then entitled to vote thereon. Subject to the rights of the holders of any series of Preferred Stock, any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless as otherwise required by law, be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by the stockholders.

Section 2.3.   Regular Meetings. Regular meetings of the Board of Directors may be held at such places, within or without the State of Delaware, and at such times as the Board of Directors may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board of Directors.

Section 2.4.   Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson of the Board of Directors, the Chief Executive Officer (and if the Corporation does not have a Chief Executive Officer, the President) or a majority of the members of the Board of Directors then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally, in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty- four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

Section 2.5.   Remote Meetings Permitted. Members of the Board of Directors, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other communications equipment shall constitute presence in person at such meeting.

Section 2.6.   Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the total number of authorized directors shall constitute a quorum for the transaction of business. Except as otherwise provided herein or in the Certificate of Incorporation of the Corporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 2.7.   Organization. Meetings of the Board of Directors shall be presided over by the Chairperson of the Board of Directors, or in such person’s absence by the President, or in such person’s absence by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8.   Written Action by Directors. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, respectively. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.9.   Powers. The Board of Directors may, except as otherwise required by law or the Certificate of Incorporation of the Corporation, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2.10.   Compensation of Directors. Directors, as such, may receive, pursuant to a resolution of the Board of Directors, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board of Directors.

ARTICLE III
COMMITTEES

Section 3.1.   Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the Corporation.

Section 3.2.   Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV
OFFICERS

Section 4.1.   Generally. The officers of the Corporation shall consist of a Chief Executive Officer and/or a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers, including a Chairperson of the Board of Directors and/or Chief Financial Officer, as may from time to time be appointed by the Board of Directors; provided, however, that the Board of Directors may empower the Chief Executive Officer of the Corporation to appoint officers other than the Chairperson of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer. Each officer shall hold office until such person’s successor is elected and qualified or until such person’s earlier resignation or removal. Any number of offices may be held by the same person. Any officer may resign at any time upon written notice to the Corporation. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors.

Section 4.2.   Chief Executive Officer. Subject to the control of the Board of Directors and such supervisory powers, if any, as may be given by the Board of Directors, the powers and duties of the Chief Executive Officer of the Corporation are:

a.	To act as the general manager and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation; and

b.
To affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; to sign certificates for shares of stock of the Corporation; and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors shall designate another officer to be the Chief Executive Officer. If there is no President, and the Board of Directors has not designated any other officer to be the Chief Executive Officer, then the Chairperson of the Board of Directors shall be the Chief Executive Officer.

Section 4.3.   Chairperson of the Board. The Chairperson of the Board of Directors shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and duties as provided in these Bylaws and as the Board of Directors may from time to time prescribe.

Section 4.4.   President. The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors shall have designated another officer as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board of Directors to the Chairperson of the Board of Directors, and/or to any other officer, the President shall have the responsibility for the general management the control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board of Directors.

Section 4.5.   Vice President. Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President, or that are delegated to him or her by the Board of Directors or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer in the event of the Chief Executive Officer’s absence or disability.

Section 4.6.   Chief Financial Officer. The Chief Financial Officer shall be the Treasurer of the Corporation unless the Board of Directors shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board of Directors and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer.

Section 4.7.   Treasurer. The Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

Section 4.8.   Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board of Directors. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

Section 4.9.   Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.10.   Removal. Any officer of the Corporation shall serve at the pleasure of the Board of Directors and may be removed at any time, with or without cause, by the Board of Directors. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

ARTICLE V
STOCK

Section 5.1.   Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairperson or Vice-Chairperson of the Board of Directors, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by such stockholder in the Corporation. Any or all of the signatures on the certificate may be a facsimile.

Section 5.2.   Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.3.   Other Regulations. The issue, transfer, conversion and registration of stock certificates shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI
INDEMNIFICATION

Section 6.1.   Indemnification of Officers and Directors. Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or a Reincorporated Predecessor (as defined below) or is or was serving at the request of the Corporation or a Reincorporated Predecessor (as defined below) as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the Delaware General Corporation Law, against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, provided such person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of such person’s heirs, executors and administrators. Notwithstanding the foregoing, the Corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation, or if such indemnification is authorized by an agreement approved by the Board of Directors. As used herein, the term “Reincorporated Predecessor” means a corporation that is merged with and into the Corporation in a statutory merger where (a) the Corporation is the surviving corporation of such merger; (b) the primary purpose of such merger is to change the corporate domicile of the Reincorporated Predecessor to Delaware.

Section 6.2.   Advance of Expenses. The Corporation shall pay all expenses (including attorneys’ fees) incurred by such a director or officer in defending any such Proceeding as they are incurred in advance of its final disposition; provided, however, that if the Delaware General Corporation Law then so requires, the payment of such expenses incurred by such a director or officer in advance of the final disposition of such Proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Article VI or otherwise; and provided, further, that the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings a claim, in a Proceeding, alleging that such person has breached such person’s duty of loyalty to the Corporation, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.

Section 6.3.   Non-Exclusivity of Rights. The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation of the Corporation, Bylaw, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

Section 6.4.   Indemnification Contracts. The Board of Directors is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification rights to such person. Such rights may be greater than those provided in this Article VI.

Section 6.5.   Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this Article VI and existing at the time of such amendment, repeal or modification.

ARTICLE VII
NOTICES

Section 7.1.   Notice.

a.
Except as otherwise specifically provided in these Bylaws (including, without limitation, Section 7.1(b) below) or required by law, all notices required to be given pursuant to these Bylaws shall be in writing and may in every instance be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by prepaid telegram, telex, overnight express courier, mailgram or facsimile, electronic mail or other means of electronic transmission. Any such notice shall be addressed to the person to whom notice is to be given at such person’s address as it appears on the records of the Corporation. The notice shall be deemed given (i) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person, (ii) in the case of delivery by mail, upon deposit in the mail, (iii) in the case of delivery by overnight express courier, when dispatched, and (iv) in the case of delivery via telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission, when dispatched. Notice given pursuant to this Section 7.1(a) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the person has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the person has consented to receive notice; (iii) if by any other form of electronic transmission, when directed to the person.

b.
Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the Delaware General Corporation Law, the Certificate of Incorporation of the Corporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (i) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 7.1(b) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

c.
An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 7.2.   Waiver of Notice. Whenever notice is required to be given under any provision of these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII
MISCELLANEOUS

Section 8.1.   Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 8.2.   Seal. The Board of Directors may provide for a corporate seal, which shall have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board of Directors.

Section 8.3.   Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of, diskettes or any other information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the Delaware General Corporation Law.

Section 8.4.   Reliance Upon Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 8.5.   Certificate of Incorporation Governs. In the event of any conflict between the provisions of the Certificate of Incorporation of the Corporation and Bylaws, the provisions of the Certificate of Incorporation of the Corporation shall govern.

Section 8.6.   Severability. If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation of the Corporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation of the Corporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation of the Corporation) shall remain in full force and effect.

ARTICLE IX
AMENDMENT

Section 9.1.   Amendments. Stockholders of the Corporation holding a majority of the Corporation’s outstanding voting stock then entitled to vote at an election of directors shall have the power to adopt, amend or repeal Bylaws. To the extent provided in the Certificate of Incorporation of the Corporation, the Board of Directors of the Corporation shall also have the power to adopt, amend or repeal Bylaws of the Corporation.

CERTIFICATION OF AMENDED AND RESTATED BYLAWS

OF

ADAPTEC, INC.

a Delaware Corporation

I, Dennis R. DeBroeck, certify that I am Secretary of Adaptec, Inc., a Delaware corporation (the “Corporation”), that I am duly authorized to make and deliver this certification, that the attached Bylaws are a true and complete copy of the Amended and Restated Bylaws of the Corporation in effect as of the date of this certificate.

Dated: May 6, 2009

/s/ Dennis R. Debroeck
Dennis R. DeBroeck, Secretary